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SECURITIES AND EXCHANGE COMMISSION

04004813

50
3/11/04

OMB Number: 3235-0123
Expires: October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-16418~~
8-46418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Abacus International Capital Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2004
DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Canal Street, 2nd Floor
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Sung — (212) 285-4770
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB & H CERTIFIED PUBLIC ACCOUNTANTS, LLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Abacus International Capital Corp.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Jill Sung, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Abacus International Capital Corp. (Company) at December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Jill Sung, Vice President

Sworn and subscribed to before me this 24 day of February, 2004.

VIVIEN D. ZOU
Notary Public, State of New York
No. 01ZO6101810
Qualified in Queens County
Commission Expires Nov. 17, 2007

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors and Stockholder of
Abacus International Capital Corp.

We have audited the accompanying balance sheet of Abacus International Capital Corp. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus International Capital Corp. at December 31, 2003, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&H CPA'S, LLC

New York, NY
February 2, 2004

ABACUS INTERNATIONAL CAPITAL CORP.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash	$	20,037
Clearing deposit, at market		77,174
Investments, at cost		3,300
Receivable from parent company		100,599
Furniture and fixtures, net of accumulated depreciation of $1,908		675
Prepaid Expense		12,839
Total Assets	$	214,623

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	11,911
Total Liabilities		11,911
Contingencies		-
Stockholder's Equity		
Common stock - no par value		
200 shares authorized,		
200 shares issued and outstanding		500
Additional paid-in capital		404,375
Retained (deficit)		(202,163)
Total Stockholder's Equity		202,712
Total Liabilities and Stockholder's Equity	$	214,623

See accompanying notes.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions	$	70,866
Interest and dividends		572
Total Revenues		71,438
Costs and Expenses:		
Administrative fees paid to parent Company		21,000
Clearing expenses		51,452
Depreciation		679
Employee benefits		7,377
Insurance		13,316
Other		601
Professional fees		4,000
Quotes		1,664
Regulatory fees		3,153
Salaries and related taxes		69,141
Total Costs and Expenses		172,384
(Loss) before income taxes (benefit)		(100,945)
Income tax (benefit)		(43,648)
Net (loss)	$	(57,297)

See accompanying notes.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net (loss)	$ (57,297)
Depreciation	679
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing broker	
Administrative fees paid to parent Company	21,000
(Increase) in clearing deposit	(29,827)
(Increase) in receivable from parent company	(43,648)
Decrease in prepaid expense	230
Increase in accounts payable and accrued expenses	6,565
Net Cash (Used) By Operating Activities	(102,298)
Cash Flows From Financing Activities:	
Stockholder's contributions	105,000
Net Increase In Cash	2,702
Cash at beginning of the year	17,335
Cash at end of the year	$ 20,037

See accompanying notes.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained (deficit)	Total Stockholder's Equity
Balances, January 1, 2003	$ 500	$ 278,375	$ (144,866)	$ 134,009
Stockholder's contribution		126,000		126,000
Net (loss) for the year	-	-	(57,297)	(57,297)
Balances, December 31, 2003	$ 500	$ 404,375	$ (202,163)	$ 202,712

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

ABACUS International Capital Corp. (Company) was formed in New York on March 15, 1993, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises agency transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Pershing, all securities transactions of the Company are cleared through Pershing and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Pershing .

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Proprietary security transactions are recorded on trade date. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date.

Revenues
Profits and losses from trading activities and commissions realized on agency transactions are recorded on a trade date basis.

Income Taxes
Federal income taxes (benefits) and New York City and State franchise taxes have been provided for in these financial statements.

Fair Value of Financial Instruments
As of December 31, 2003, the carrying amount of cash, deposits with clearing organization, and accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments. In the case of deposits with clearing organization, this balance earns internal income on the basis of prevailing market rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $85,300, which was in excess of its required net capital of $5,000.

4. RELATED PARTY TRANSACTIONS

The Company entered into an expense agreement with the Parent whereby the Parent would incur and pay on behalf of the Company primarily all of the overhead and administrative expenses. An amount of $21,000 representing overhead and administrative expenses was allocated by the Parent and expensed by the Company. As the Parent will not request to be reimbursed, this amount has been credited to additional paid-in capital.

5. CONTINGENT LIABILITY

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

6. INCOME TAXES (BENEFIT)

Income taxes (benefit) is comprised of the following:

	Year Ended December 31, 2003
Current federal income taxes (benefit)	$ (29,516)
Current state/city franchise taxes (benefit)	(14,132)
	$ (43,648)

The following table presents a reconciliation between the reported income taxes (benefit) and the income taxes (benefit) that would have been computed by applying the normal federal income tax rate of 34% to the (loss) before income taxes (benefit):

	Year Ended December 31, 2003
Federal income taxes (benefit)	$ (34,321)
Add effect of:	
State/city franchise taxes	(9,327)
	$ (43,648)

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying the applicable income tax rate to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. In addition, deferred tax assets are provided for the future tax benefits of net operating loss carryforwards. Net operating loss carryforwards existing prior to the date of acquisition of the Company by Abacus Federal Savings Bank ("AFSE") total approximately $39,819 and expire at various times through December 31, 2014. These net operating loss carryforwards may only be utilized to offset future taxable income of the Company. As the Company has a history of loss a 100% valuation allowance has been established against the deferred tax asset of $13,538 at December 31, 2003.

ABACUS INTERNATIONAL CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:		
Total stockholder's equity	$	202,712
Deductions and/or charges:		
Non-allowable assets:		
Receivable from parent company		100,599
Investment, at cost		3,300
Furniture and fixtures, net		675
Prepaid expense		12,839
Fidelity bond deductible in excess of $5,000		5,000
Net capital before haircuts on securities positions		80,300
Haircuts on securities positions		-
Net Capital	$	80,300
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	11,911
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	75,300
Excess net capital at 1,000%	$	79,109
Percentage of aggregate indebtedness to net capital is		15%

The above computation does not differ materially from the December 31, 2003 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Abacus International Capital Corp.

In planning and performing our audit of the financial statements and supplementary information of Abacus International Capital Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB+H CPA'S, LLC

New York, NY
February 2, 2004

VB&H
Certified Public Accountants, LLC